Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and Management's Discussion and Analysis
For the year ended August 31, 2020

This Management's Discussion and Analysis is prepared as of November 25, 2020

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of November 25, 2020 and focuses on the Company's financial condition cash flows and results of operations as at and for the year ended August 31, 2020. This MD&A should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2020 together with the notes thereto (the "Financial Statements").

The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted.  All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars.  All references to "C$" are to Canadian Dollars.  All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the repayment, and compliance with the terms of, indebtedness;

• the projections set forth or incorporated into, or derived from, the September 2019 Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a mining right and environmental authorizations for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus);

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• cash flow estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's new battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

• the Company's expectations with respect to the outcomes of litigation; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the inability of the Company to generate sufficient additional cash flow or raise sufficient additional capital to make payment on its indebtedness under the Sprott Facility (defined below) and the Notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

• the Company's additional financing requirements;

• the Company's $20.0 million initial principal secured credit facility (the "Sprott Facility") (principal balance $18.1 as at the current date) with Sprott Private Resource Lending II (Collector), LP  ("Sprott") and the other lenders party thereto (the "Sprott Lenders"), as amended by a Credit Agreement Modification Agreement dated as of September 8, 2020 ("Modification Agreement")  is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") to Sprott under the Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project, in the event of a default under the Sprott Facility or any new secured indebtedness, and Mnombo (as defined below);

• the Company's history of losses and negative cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• Implats or another third party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company ("Mnombo");

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

• the ability of the Company to retain its key management employees and skilled and experienced personnel;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

• "non-accelerated filer" status and the reduced disclosure requirements may make securities less attractive to investors;

• litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve");

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• possible dilution to holders of Common Shares upon the exercise or conversion of any outstanding stock options, warrants or the Notes, as applicable;

• global financial conditions; and

• other risks disclosed under the heading "Risk Factors" in this Annual Report and in our 2020 20-F (defined below).

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

LEGISLATION AND MINING CHARTER

The MPRDA, the Mining Charter 2018 and related regulations in South Africa require that Waterberg JV Co.'s Black Economic Empowerment ("BEE") shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a mining right.  Within 5 years of the effective date of the mining right, this BEE shareholding must be increased to 30%. The Department of Mineral Resources and Energy ("DMR") had obtained an exemption from applying the Generic BEE Codes under the BEE Act until October 31, 2016 and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

For a comprehensive discussion of Mining Charter 2018, please refer to the section entitled "Risk Factors" in the Company's annual report on Form 20-F for the year ended August 31, 2020 ("the 2020 20-F"), which was also filed as the Company's form of AIF for 2020, as well as in the documents incorporated by reference therein.  The 2020 20-F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 ("Guide 7") of the U.S. Securities and Exchange Commission (the "SEC"). Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under Guide 7 standards. In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and have not historically been permitted to be used in reports and registration statements filed with the SEC subject to Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to Guide 7.  The Company has not disclosed or determined any mineral reserves under the current SEC Industry Guide 7 standards in respect of any of its properties.

On October 31, 2018, the SEC adopted a final rule ("New Final Rule") that will replace Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101.  Companies must comply with the New Final Rule for the company's first fiscal year beginning on or after January 1, 2021, which for Platinum Group would be the fiscal year beginning September 1, 2021.  While early voluntary compliance with the New Final Rule will be permitted, Platinum Group has not elected to comply with the New Final Rule at this time.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our financial statements.

1. DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's main business is currently focused on the exploration and development engineering of the Waterberg Project, which was discovered in 2011 as the result of a regional exploration initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa.  The project area is now comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the "Waterberg JV Project") and the Waterberg extension project (the "Waterberg Extension Project").

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo closed a strategic transaction to sell Impala Platinum Holdings Ltd. ("Implats") 15% of the Waterberg Project for $30 million (the "Implats Transaction").  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option (the "Purchase and Development Option") within 90 days of the completion and approval of a definitive feasibility study by Waterberg JV Co. to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the "Offtake ROFR").  JOGMEC, or their nominee retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project.  The Company received $17.2 million for its sale of an 8.6% project interest to Implats.  See details below.

On September 24, 2019, the Company published the results of the Definitive Feasibility Study for the Waterberg Project (the "Waterberg DFS") and it was approved by all Waterberg JV Co. shareholders on December 5, 2019.  On October 7, 2019 the Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "DFS Technical Report") was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The DFS Technical Report is dated October 3, 2019 and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the project qualified persons.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.

After the approval of the Waterberg DFS by Waterberg JV Co. shareholders on December 5, 2019, Implats had 90 business days (until April 17, 2020) to elect whether to exercise the Purchase and Development Option.  The Purchase and Development Option was formally modified by the execution of an amending agreement on March 31, 2020 (the "Implats Option Amendment") wherein the deadline for Implats to exercise the Purchase and Development Option was extended to 90 days after the grant of a Mining Right.  In exchange for the extension Implats agreed to fund 100% of an optimization budget and work program (the "2020 Work Program") beginning February 1, 2020.  The 2020 Work Program, as approved by Waterberg JV Co., was aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the expected grant of a Mining Right and Environmental Authorization and was budgeted to cost approximately R55 million (US$4 million when announced).  Except for budgeted geotechnical drilling, which could not be carried out before the grant of a Mining Right, the 2020 Work Program was completed at a cost of approximately $1.46 million on September 15, 2020.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

On June 15, 2020 Implats delivered a formal notice that they did not intend to exercise their Purchase and Development Option to acquire and earn into a 50.01% interest in the Waterberg Project.  Impala reported that notwithstanding the positive progress achieved to date, and the strategic alignment between the Waterberg Project and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic has necessitated Implats management and Board to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the JV Partners and plans to remain an active participant, including funding of their share of costs, subject to future considerations.

Implats retains a 15.0% participating project interest and their Offtake ROFR and the Company retains a controlling 50.02% direct and indirect interest in the project.  The Company remains the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co.

LION BATTERY TECHNOLOGIES INC.

On July 11, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("AAP"), launched a new venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion") to accelerate the development of next generation battery technology using platinum and palladium.  AAP and the Company have agreed together to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over approximately a three to four year period.  AAP and the Company have each invested an initial $550,000 into Lion in exchange for 1,100,000 preferred shares, while in June 2020 the Company and AAP invested a further $350,000 each into Lion in exchange for 700,000 preferred shares.  The Company also invested $4,000 as the original founder's round into Lion in exchange for 400,000 common shares at a price of $0.01 per share.

Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Lion is to advance funding to FIU in four tranches.  The first tranche, totaling $1.0 million plus a one-time fee of $50,000, was funded by Lion in mid July 2019, with a second tranche of $666,667 funded in June 2020 after FIU had reasonably completed a first set of specific research milestones.  Two subsequent tranches of $666,667 each will be funded approximately every six to nine months based on the attainment of research milestones by FIU.  Research work commenced at FIU during September 2019.  Investment into Lion by AAP and the Company in excess of the $3.05 million earmarked for FIU is to be utilized by Lion for general and administrative costs and for future commercialization efforts by Lion.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.

In September 2020, the Company reported that the U.S. Patent and Trademark Office had issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU.  Under the Sponsored Research Agreement, Lion has exclusive rights to all technology being developed by FIU with Lion's funding, including patents granted.  The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.

PERSONNEL

The Company's current complement of managers, staff and consultants in Canada consists of 6 individuals.  The Company's complement of managers, staff, consultants, security and casual workers in South Africa currently consists of 7 individuals, as further described below:

• Including managers and staff there are five employees at the Company's Johannesburg office.

• There is one senior consultant acting as financial manager at the Company's Johannesburg office.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

• There are two individuals active at the Waterberg Project conducting engineering and geotechnical activities related to the 2020 Work Program.

The Waterberg Project is currently operated by the Company utilizing its own staff, consultants and personnel.  Contract drilling, geotechnical, engineering and support services are utilized as required.

In addition to the above personnel, there are two persons whose employment with the Company ended by mutual agreement on May 31, 2020 that are temporarily serving as consultants at the Johannesburg office until December 31, 2020.

2. PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 3 of the Company's August 31, 2020 consolidated financial statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Recent Activities

During the year ended August 31, 2020, approximately $3.0 million was spent at the Waterberg Project for engineering and exploration activities.  At year end, $34.9 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources are approximately $75.2 million.

Subsequent to the completion of the Waterberg DFS and the Implats Option Amendment, the 2020 Work Program funded by Implats until September 15, 2020 completed the following optimization and risk mitigation studies:

  Dry stacking of tailings to reduce water use and reduce tailings impoundment footprint.
  Confirmation of portal positions and detailed designs.
  Review of initial mining method, stope and sub level designs.
  Detailed benchmarking to comparable operations around the world and specifically in Africa.
  Detailed simulation of underground mining and surface systems.
  Possible use of battery electric underground vehicles and resulting reduced ventilation and cooling requirements, reduced electrical power requirements, and opex/capex implications.
  Possible use of Mobile Tunnel Boring.
  Review of water demand and supply and test drilling to confirm water resources.

Geotechnical drilling of boxcuts/portals and along planned decline pathways, budgeted at approximately R 27 million, was not completed before September 15, 2020 as such work first required the grant of a Mining Right.  Total cost of the 2020 Work Program funded by Implats amounted to approximately $1.46 million (R24.7 million).

Waterberg DFS

On September 24, 2019, the Company published the results of the Waterberg DFS.  Waterberg JV Co. shareholders approved the Waterberg DFS on December 5, 2019.  Highlights of the Waterberg DFS include:

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

  A significant increase in Mineral Reserves from the Project's 2016 Pre-Feasibility Study ("PFS") for a large-scale, shallow, decline-accessible, mechanised, palladium, platinum, gold and rhodium mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.

  Annual Steady State production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.

  After-tax Net Present Value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").

  After-tax NPV of US$ 333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").

  After-tax Internal Rate of Return ("IRR") of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.

  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.

  On site Life of Mine average cash cost (inclusive of by-product credits and smelter discounts) for the Spot Metal Price scenario equates to $640 per 4E ounce.

  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.

  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

The mineral resources for the Waterberg Project increased slightly based on in-fill drilling done during preparation of the Waterberg DFS. The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case). In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design. At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off and they include only measured and indicated mineral resources with dilution and stope shapes considered. A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

1. 4E elements are platinum, palladium, rhodium and gold.

2. Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

3. Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076

4. A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

5. The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

6. The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of 4 September 2019.

7. Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

8. Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

9. The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2018 Annual Information Form.

10. The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

11. Numbers may not add due to rounding.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Notes:

1. The estimated mineral reserves have an effective date of September 4, 2019.

2. A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

3. Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

4. 4E elements are platinum, palladium, rhodium and gold.

5. Numbers may not add due to rounding.

The Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Average Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

Waterberg DFS Technical Report Price Deck Assumptions in $US

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum Palladium Gold Rhodium Basket Price (4E) Copper Nickel	US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/lb (Real July 2019) US$/lb (Real July 2019)	980 1,546 1,548 5,036 1,425 2.56 8.10	931 1,055 1,318 1,930 1,045 2.87 5.56
Smelter Payability: 4E Metal Smelter Payability: Copper Smelter Payability: Nickel	% Gross Sale Value % Gross Sale Value % Gross Sale Value	85% 73% 68%	85% 73% 68%

Readers are directed to review the full text of the DFS Technical Report, available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  The Waterberg Project and the deposit is still open for expansion.  Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate. The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods with paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars. Maintaining safety and reliability were key mine design criteria. As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency. Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Mining Right

A formal Mining Right Application ("MRA") for the Waterberg Project, including a Social and Labour Plan ("SLP"), was accepted by the South African Department of Mineral Resources and Energy ("DMR") on September 14, 2018. The Company held local public meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and Environmental Authorisation applications for the Project was completed in August 2019. The Environmental Impact Assessment and Environmental Management Program were filed with the DMR on August 15, 2019.  An Environmental Authorization was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

Training for a new mechanised mining workforce is an important part of the Waterberg DFS and the MRA.  Planning has been undertaken with the assistance of global mine training leader, Norcat, of Sudbury, Ontario. The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Project, working in co-operation with local colleges and facilities.

All the above work forms a part of the MRA.  Notwithstanding delays from previous guidance as a result of South African stay at home orders and regulations in 2020 aimed at halting the spread of the COVID-19 virus, a decision by the DMR regarding the grant of the Waterberg Mining Right is expected in late 2020 or early 2021.

Infrastructure planning and option assessments were components of the 2020 Work Program.  Detailed hydrological work studying the utilization of known sources for significant volumes of ground water has been conducted.  In 2018 a co-operation agreement was entered between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine.  Hydrological work has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supply for the mine.  An earlier drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage for both mining and local communities.  Further water definition work and drilling is planned.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing.  Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  Eskom is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an environmental impact assessment is in process.

Subsequent to Implats June 15, 2020 formal notice that they do not intend to exercise their Purchase and Development Option, the Company and Waterberg JV Co. have begun a process to assess commercial alternatives for mine development financing and concentrate offtake.  Several parties are currently in discussions with the Company.  The Implats Offtake ROFR requires that any offtake arrangement with Implats at least match any bona fide third party commercial offtake terms offered.  Concentrate offtake negotiations with Implats also continue.

History of Acquisition

The Waterberg JV Project is comprised of adjacent, granted and applied for prospecting rights and applied for Mining Rights with a combined active project area of approximately 81,329.60 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

Prospecting rights in South Africa are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a Mining Right in respect of the prospecting area in question.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement") whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company executed an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of the Waterberg DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co.  The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017.  This transaction was considered a taxable item in South Africa, that was offset with other tax-deductible losses and utilization of unrecognized taxable losses.  Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  The Company remained the Project operator under the 2nd Amendment.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd ("HANWA") to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC's public tender held on February 23, 2018. In March 2019, the South African government approved this transaction and the entire transfer process has been completed.  Under the terms of the transaction, Hanwa has also acquired the marketing right to solely purchase all the metals produced from the Waterberg Project at market prices.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Liquidity, Capital Resources and Going Concern

Share Consolidation

On November 20, 2018, the Company announced a consolidation of its common shares based on one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018 (the "2018 Share Consolidation").  All share, stock option, warrant and per share numbers reported in this MD&A are on a post 2018 Share Consolidation basis, unless otherwise noted.

The Company's consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018.  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share, stock option, warrant and per share numbers reported in this MD&A are on a post-consolidation basis unless otherwise noted.

Recent Equity Financings

On October 15, 2020, the Company announced it had closed a non-brokered private placement with to Deepkloof Limited ("Deepkloof"), a subsidiary of Hosken Consolidated Investments Limited ("HCI").  An aggregate of 1,146,790 shares were issued for US$2.18 per share resulting in gross proceeds of $2.5 million to the Company.  Closing the private placement allowed the HCI to maintain a greater than 31% interest in the Company.

On September 4, 2020, the Company announced it had entered into an At-The-Market-Offering-Sales-Agreement ("2020 ATM") with BMO Capital Markets.  Under the sales agreement the Company may sell its common shares from time to time for up to $12 million in aggregate sales proceeds in "at the market" transactions. At the conclusion of the trading day on November 24, 2020, the Company had sold 4,617,177 common shares at an average price of $2.16 for gross proceeds of $10 million pursuant to the 2020 ATM.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

On June 17, 2020, the closed a non-brokered private placement of 1,221,500 shares at a price of US$1.40 for gross proceeds of $1.7 million.  A 6% finders fee of $37,926 was paid in cash on a portion of the private placement.

On December 19, 2019, the Company closed a non-brokered private placement of 3,225,807 shares at a price of US$1.24 for gross proceeds of $4.0 million.  A 6% finders fee of $54,232 was paid on a portion of the private placement.

On August 21, 2019, the Company closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company announced the sale of 7,575,758 common shares to LMM and 6,940,000 common shares to HCI both at a price of US$1.32 per share for gross proceeds of $10.0 million and $9.2 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019, the Company closed a non-brokered private placement with HCI for gross proceeds of $1.3 million.  In connection with the private placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company was increased from 20.05% to 22.60% of the Company's issued and outstanding common shares. The Company did not pay any finder's fees in connection with the private placement.

On June 20, 2019 HCI increased its ownership interest in the Company as a result of the exercise of certain common share purchase warrants to purchase 80,000 common shares at US$1.70 per common share.  Following the warrant exercise, HCI beneficially held 6,782,389 common shares of the Company, representing 20.05% of the Company's issued and outstanding common shares as of June 20, 2019.

During the year ended August 31, 2019 the Company received $1.7 million from the early exercise of common share purchase warrants and issued 1,026,270 common shares at a price of US$1.70 each.  In fiscal 2020, the Company received $47,668 from the issue of 28,040 shares pursuant to the exercise of common share purchase warrants.  All remaining $1.70 warrants have since expired on November 22, 2019.

On February 4, 2019, the Company announced it had closed a non-brokered private placement of 3,124,059 common shares at a price of $1.33 per share to raise gross proceeds of $4.16 million.  A 6% finders fee of $72,000 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107,000.

The following is a reconciliation for the use of proceeds from recent financings to August 31, 2020 (in thousands of dollars):

Use of Proceeds	February 4, 2019 Private Placement	June 28, 2019 Private Placement	August 21, 2019 Private Placement	August 21, 2019 Offering	Dec 19, 2019 Private Placement	June 17, 2020 Private Placement	Aggregate Proceeds	Actual Use of Proceeds to Aug 31, 2020
Repayment of the LMM Facility and termination fees.	$0	$0	$13,000	$10,000	$0	$0	$23,000	$23,000
General corporate purposes	$4,048	$1,300	$6,161	$409	$3,946	$1,710	$17,574	$19,283
TOTAL	$4,048	$1,300	$19,161	$10,409	$3,946	$1,710	$40,574	$42,283

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes").  The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and care and maintenance of the Maseve mine until completion of the sale of the Maseve mine.  The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.  An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company's election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.  After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares.  The initial conversion rate of the Notes was 1,001.1112 common shares (on a pre-consolidation basis) per $1,000 principal amount of Notes, which was equivalent to an initial conversion price of approximately $0.9989 per common share (on a pre-consolidation basis), representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares of $0.8686 per share on June 27, 2017.  After giving effect to the 2018 Share Consolidation, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per common share.  The conversion rate will be subject to adjustment upon the occurrence of certain events.  If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a "group" to become, directly or indirectly, a "beneficial owner" (as defined in the indenture governing the Notes (the "Indenture")) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a "beneficial owner" of more than 4.9% of the common shares outstanding at such time.  In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017, which was 14,845,619.  As of the date of this MD&A, the Company has issued a total of 2,592,966 common shares pursuant to conversions of and interest payments on the Notes, leaving approximately 361,312 common shares eligible for issuance pursuant to further interest payments or conversions.  Any payments in excess of such amounts must be made in cash, which will have an adverse effect on the Company's cash flows.

After July 1, 2020, until the maturity date, the Company has the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all the Company's existing and future senior indebtedness pursuant to the Indenture.  The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture.  The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

Effective January 1, 2020 the Company issued 517,468 common shares in settlement of $687,156 of bi-annual interest payable on $19.99 million of outstanding Notes.  Also, effective July 2, 2020 the Company issued 526,741 common shares in settlement of $687,156 of bi-annual interest payable on $19.99 million of outstanding Notes.  The common shares issued were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5%.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Sprott Facility

On August 14, 2019, the Company entered into the Sprott Facility, pursuant to which the Sprott Lenders advanced $20 million bearing interest at 11% per annum, compounded monthly.  Monthly interest payments totaling $2.2 million were paid to Sprott in fiscal 2020, with a further $0.4 million in interest paid subsequent to year end.  The loan is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash equal to three percent of the outstanding principal amount.  The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan.

The Sprott Facility requires that a cash sweep of 50% of the Company's net proceeds from equity offerings or new debt securities be applied to repayment of the Sprott Facility.  However, Sprott will only require that 50% of the net proceeds of the 2020 ATM, plus the net proceeds from any concurrent equity offering or private placement, in excess of $1,000,000 be applied to the Sprott Facility, and for net proceeds in excess of $2,000,000, 25% is to be applied to repayment of the Sprott Facility and 12.5% be paid to Macquarie Capital Markets Canada Ltd. ("Macquarie") in payment of outstanding 2017 bank advisory fees ("Bank Advisory Fees"), as described below.  After payment of the Macquarie Bank Advisory Fees the cash sweep payable to Sprott will return to 50%.  On November 3, 2020 the principal balance of the Sprott Facility was paid down by $1.88 million to an aggregate amount due of $18.12 million.

Bank Advisory Fees

BMO Nesbitt Burns Inc. ("BMO") and Macquarie have provided strategic advisory services to the Company.  Effective October 22, 2018 the formal agreement between the Company and Macquarie was terminated by mutual consent.  Pursuant to the Maseve Sale Transaction and the Implats Transaction, BMO and Macquarie earned aggregate fees of approximately $3.8 million.  In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Implats Transaction of the Implats Transaction and also agreed to pay them an aggregate balance of approximately $2.9 million for their strategic advisory fees earned, as soon as practicable following the final repayment of all secured debt.  On November 3, 2020, the balance of past advisory fees due to BMO and Macquarie were paid down equally by an aggregate $1.38 million, leaving an aggregate amount due of $1.51 million.

Going Concern

The Company currently has limited financial resources.  The Company incurred a loss of $7.1 million during the year ended August 31, 2020 and used cash in operating activities of $3.1 million.  The Company had a working capital deficit of $2.4 million at August 31, 2020 and was indebted $20 million pursuant to the Sprott Facility.  As of the date of this MD&A the Sprott Facility was paid down to $18.12 million.  This debt is due August 14, 2021, subject to the Company's option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  The Company has no sources of operating income at present.  The Company's ability to continue operations in the normal course of business will depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships.  The Company will continue to work closely with its major shareholders and lenders.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Material uncertainties exist resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

Contractual Obligations

The following table discloses the Company's contractual obligations as at August 31, 2020 (in thousands of dollars):

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$ 103	$ 168	$ 42	$ -	$ 313
Notes[1]	1,374	21,364	-	-	22,738
Sprott Facility	22,726	-	-	-	22,726
Totals	$ 24,203	$ 21,532	$ 42	$ -	$ 45,777

1Subject to certain limitations, the Notes and related interest may be settled in cash or common shares of the Company.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Other contingencies: Refer to section 8 below - Risk factors

Accounts Receivable and Payable

Accounts receivable at August 31, 2020 totaled $0.2 million (August 31, 2019 - $0.5 million) being comprised mainly of South African value added taxes refundable.

Accounts payable and accrued liabilities at August 31, 2020, totaled $1.4 million (August 31, 2019 - $4.0 million) mainly comprising of payables related to the Waterberg Project.

B) Results of Operations

Year Ended August 31, 2020

For the year ended August 31, 2020, the Company incurred a net loss of $7.1 million (August 31, 2019 - net loss of $16.7 million).  The loss in the current period is lower in part due to a gain recognized on the fair value movement of derivatives and warrants of $3.2 million in the current year (August 31, 2019 - $2.7 million loss).  The gain results from warrants valued at $3.0 million at August 31, 2019 expiring during fiscal 2020.  Interest in the current period ($5.5 million) dropped as compared to the previous comparable period (August 31, 2019 - $8.3 million) due to lower debt levels in 2020.  Also, in the previous comparable period a gain of $0.6 million was recognized on the value of marketable securities held by the Company, whereas no marketable securities were held in the current period.  The currency translation adjustment recognized in the period was a loss of $4.5 million (August 31, 2019 - $0.1 million gain) due to the Rand decreasing in value in the current year relative to the US Dollar.

Three Month Period Ended August 31, 2020

For the three-month period ended August 31, 2020, the Company incurred a net loss of $1.2 million (August 31, 2019 - net loss of $3.5 million).  The smaller loss in the current period is due to a foreign exchange gain of $1.9 million ($1.1 gain August 31, 2019).  This foreign exchange gain is due to the increased value of the Canadian Dollar relative to the U.S. Dollar in the current period.  During the previous comparable period a loss of $1.8 million was recognized on the revaluation of warrants, whereas there were no warrants outstanding during the current period. The currency translation adjustment recognized in the period is a loss of $0.4 million (August 31, 2019 - $2.3 million loss) due to the Rand decreasing in value relative to the U.S. Dollar.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Aug. 31, 2020	May 31, 2020	Feb. 29, 2020	Nov. 30, 2019
Net finance income(1)	$24	$28	$43	$63
Net (earnings) loss(2)	1,230	3,352	3,100	(554)
Basic (earnings) loss per share(3)	0.02	0.05	0.05	(0.01)
Total assets(2)	37,415	40,545	41,140	41,769
Quarter ended	Aug. 31, 2019	May 31, 2019	Feb. 28, 2019	Nov. 30, 2018
Net finance income(1)	$26	$18	$43	$277
Net loss(2)	3,639	3,682	3,815	5,640
Basic loss per share(3)	0.10	0.11	0.11	0.19
Total assets(2)	43,633	38,321	40,038	46,225

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn much higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

(2) Net loss by quarter and total assets are affected by the timing and recognition of one-off large transactions.  In November 2019, the Company incurred a gain of $3.1 million on the cancellation of expired warrants.  In November 2018 the Company recovered some care and maintenance costs relating to the closure of the Maseve Mine.

(3) Basic (gain) loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

Annual Financial Information (in thousands of dollars, except for share data)

	Year ended August 31, 2020	Year ended August 31, 2019	Year ended August 31, 2018
Interest Income	$158(1)	$364(1)	$739(1)
Net loss	$7,128(2)	$16,776(2)	$41,024(2)
Basic loss per share	$0.11(3)	$0.52(3)	$2.03(3)
Diluted loss per share	$0.11(3)	$0.52(3)	$2.03(3)
Total assets	$37,415	$43,706	$41,849
Long term debt	$19,337	$21,560	$42,291
Notes	$17,212	$18,785	$14,853
Dividends	Nil	Nil	Nil

Notes:

(1) The Company's only significant source of income during the years ending August 31, 2018 to 2020 was interest income from interest bearing accounts held by the Company.

(2) Net loss was affected in 2018 by closure care and maintenance costs on the Maseve Mine.

(3) Basic loss per share is calculated using the weighted average number of common shares outstanding.  The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contract to issue common shares were exercised or converted to common shares.  In periods where a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.  On December 31, 2018 the Company announced that effective December 17, 2018 its common shares would be consolidated on the basis of one new share for ten old shares (1:10).  All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the fiscal 2019 ten to one consolidation.

4. Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company does intend to consider a dividend policy upon the successful establishment of positive cash flow.

5.  Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i. During the year ended August 31, 2020 $313 ($326 - August 31, 2019) was paid or accrued to independent directors for directors' fees and services.

ii. During the year ended August 31, 2020, the Company was paid or accrued payments of $54 ($54 - August 31, 2019) from West Vault Mining Inc. ("West Vault", formerly West Kirkland Mining Inc.), a company with two directors in common, for accounting and administrative services.

iii. In fiscal 2018, Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  In February, August and December 2019, then June and October 2020 through private placements Deepkloof subscribed for 2,141,942, 6,940,000, 612,931, 500,000 and 1,146,790 shares respectively.  At August 31, 2020 HCI's total ownership interest was approximately 31.33% and as of the date of this MD&A is approximately 30.42%.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Key Management Compensation

The remuneration the CEO, CFO and other key management personnel and the directors during the years ended August 31, 2020 to 2018 is as follows:

Year ended	August 31, 2020	August 31, 2019	August 31, 2018
Salaries	$916	$927	$963
Directors fees	261	171	184
Share-based payments - management	907	393	13
Share-based payments - directors	52	155	12
Total	$2,136	$1,646	$1,172

6. Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value.  At August 31, 2020, there were 64,095,073 common shares outstanding and 3,182,500 incentive stock options outstanding.  At November 25, 2020 69,788,247 shares are outstanding.

Compliance with NYSE American Listing Requirements

On May 23, 2018 and on April 10, 2019 the Company received letters from NYSE American stating that it was not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the "Company Guide") with respect to stockholders' equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Company's Common Shares.

The Company regained compliance with Section 1003(f)(v) of the Company Guide subsequent to the 2018 Share Consolidation.  On October 10, 2019, the NYSE American confirmed that the Company had resolved its listing deficiency with respect to Section 1003(a) and successfully regained compliance with the NYSE American's continued listing standards.

8. Risk Factors

The Company is subject to a number or risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in the Company's 20-F, which was also filed as the Company's form of AIF, and as well as in the documents incorporated by reference therein.  The 2020 20-F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.  Certain risk factors are discussed below in more detail.

Impact of COVID-19

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the coronavirus disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company and cannot be predicted with certainty.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

COVID-19 and the related measures taken by government have had and may continue to have an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

With effect from March 26, 2020 the Government of South Africa ordered a hard national lockdown until April 21, 2020, where all residents of South Africa could only leave their residence under strictly controlled circumstances (e.g. to buy food, seek medical assistance) in order to address the COVID-19 pandemic.  The hard lockdown was thereafter extended to April 30, 2020. Currently, South Africa is under a phased risk-alert lockdown process, with Level 5 being the hard, drastic lockdown that was imposed during April 2020 and Level 1 being a return to normalcy, but retaining the use of masks, sanitisers and social distancing. Level 1 was re-implemented on September 21, 2020. The relaxation of the hard lockdown has seen the number of infections increasing and accelerating in South Africa.  The Company cannot provide any assurances that governments in Canada or South Africa will not implement measures that result in suspension or reduction of development operations at Waterberg or other projects the Company is involved in.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could continue to negatively affect financial markets, including the price of palladium and platinum and the trading price of the Company's shares, could adversely affect the Company's ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. Furthermore, with regard to the Company, the COVID-19 pandemic and the measures implemented for the prevention, mitigation and management thereof may result in delays in the grant of the Waterberg mining right application or environmental authorisation, or any other authorisations and permits required for the Waterberg Project by reason of regulatory officials not being available, the restriction on the movement of persons to conduct inspections and site visits and the inability to meet with community consultative forums.

Africa Wide

On September 20, 2018, the Company reported receipt of a summons issued by Africa Wide, formerly the holder of a 17.1% interest in Maseve, commencing legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Transaction. Africa Wide is seeking to set aside the closed Maseve Transaction.  On an exception application, RBPlat successfully challenged, with costs, Africa Wide's claim on the grounds that its particulars of claim were vague and embarrassing and/or lacked averments necessary to sustain a cause of action. Africa Wide was given leave to amend its particulars of claim and filed amended particulars of claim on April 17, 2019.

On May 9, 2019, PTM filed notice in the High Court requiring Africa Wide to produce those agreements and documents upon which it has based its claim. Africa Wide responded to the effect that the requested documentation was either in our possession or not required for the defendants to plead. We filed a plea of our defences to Africa Wide's claims on July 19, 2019. RBPlat and Maseve likewise filed pleas of their defences on the same date. All of the defendants, when so doing, also raised a special plea of non-joinder, on the basis that Africa Wide has not, on its own version of the facts and events contended for, joined all parties to the proceedings who have a direct and substantial interest in the relief that Africa Wide seeks. After initially resisting these special pleas, Africa Wide has subsequently conceded the need to join additional defendants. Pursuant to bringing a joinder application, Africa Wide has made further amendments to its particulars of claim.

While both the Company and RBPlat believe, after receiving legal advice, that the Africa Wide action, as amended, remains procedurally, factually and legally defective in certain material respects, no assurance can be provided that we will prevail in this action. If Africa Wide were successful, it could have a material adverse effect on the Company.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange losses as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA.  Under applicable South African tax legislation, exchange losses can be claimed if the shareholder loan is a current liability as determined by IFRS.  For the years in question, the intercompany debt was classified as current in PTM RSA's stand alone audited financial statements.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

During 2018, the South African Revenue Service ("SARS") conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018 proposing that the exchange losses be disallowed on the basis that the shareholder loan was not a current liability.  The Company and its advisors responded to SARS during 2019 and refuted the issues raised.

On June 30, 2020 the Company received a letter from SARS reporting the finalization of the above income tax audit with no reassessment or adjustment to the Company's tax returns for the three years audited.

9. Outlook

The Company's key business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  The next major milestone for the Company is the grant of a Mining Right for the project. Although platinum demand and pricing has been stagnant in recent years, the markets for palladium, gold and rhodium have improved in 2019 and 2020, resulting in a higher overall 4E metal basket price.  We expect a strong forward market for palladium and rhodium based on the trend of increasing car sales in China where the largest amount of palladium and rhodium are used.

The Company continues to work on advancing project permitting, infrastructure servitudes and community relationships with its partners Implats, JOGMEC, Hanwa and Mnombo through a technical committee of Waterberg JV Co.  The Company and Waterberg JV Co. have begun a process to assess commercial alternatives for mine development financing and concentrate offtake.  Several parties are currently in discussions with the Company.  The Implats Offtake ROFR allows Implats the opportunity to match any offtake terms offered by a bona fide third party.  Concentrate offtake discussions and negotiations with Implats also continue.

The Company's battery technology initiative through Lion with AAP represents an exciting opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue and additional patent applications are in process.

The Company will continue to follow government health directives in the months ahead and will make the health and safety of employees a priority. The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's Form 20-F, which was also filed as the Company's AIF in Canada.

10. Critical Accounting Estimates and Judgements

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 3 of the Company's audited consolidated financial statements for the year ended August 31, 2020.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Assumption of control of Mnombo and Waterberg JV Resources for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At August 31, 2020 Mnombo owed the Company approximately $4.8 million for funding provided.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Resources given its control over Mnombo as well as its power over the investee.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

11. Change in Accounting Policies

On September 1, 2019, the Company adopted IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases, with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease and sets requirements on how to account for the asset and liability.  Under IFRS 16, a lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.  Lease liabilities are initially measured at the present value of future lease payments and subsequently measured at amortized cost using the effective interest method.

The Company adopted IFRS 16 using the modified retrospective approach without restatement of comparative amounts. An assessment was made and the impact to the Company's consolidated financial statements was to set up a lease liability and a corresponding right-of-use asset of $0.2 million for its office lease as at September 1, 2019. Certain contracts qualify as short-term or low value leases and meet the scope exemption for disclosure only. No other significant differences have been identified in relation to the adoption of IFRS 16. See note 2 to the consolidated financial statements as at August 31, 2020 for further information related to the adoption of IFRS 16.

PLATINUM GROUP METALS LTD. (An Exploration and Development Stage Company) Supplementary Information and MD&A For the year ended August 31, 2020

12. Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the year ended August 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act ("JOBS Act") emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not obtained an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting for the year ended August 31, 2020.

13. Other Information

Additional information relating to the Company for the period ended August 31, 2020 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited annual consolidated financial statements for the year ended August 31, 2020 together with the notes thereto as well as the Company's Form 20-F, which was also filed as the Company's form of AIF.

14. List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Tim Marlow	Kris Begic (VP, Corporate Development)
Diana Walters John Copelyn Stuart Harshaw